EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Investor Relations:	Media Relations
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-786-036-1746 Jamie Tully Ph: +1-212-687-8080

           FDA Grant Fast Track Designation to ELND005 for the Treatment of
Neuropsychiatric Symptoms in Alzheimer’s Disease

DUBLIN, IRELAND, July 17, 2013 -- Elan Corporation, plc (NYSE: ELN) announced today that  the US Food and Drug Administration (FDA) has granted Fast Track Designation to its development program for ELND005 which was submitted for the treatment of Neuropsychiatric Symptoms (NPS) in Alzheimer’s disease (AD).  The FDA concluded that the development program for ELND005 for the treatment of NPS in AD meets their criteria for Fast Track Designation.

Elan’s ongoing ELND005 clinical program includes the Phase 2 Study AG201 in patients with AD, who are experiencing at least moderate levels of agitation/aggression and the safety extension Study AG251.

About Study AG201
The objectives of Study AG201 are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with moderate to severe AD, who are experiencing at least moderate levels of agitation/aggression.  The study is expected to enroll approximately 400 patients at multiple sites in the US, Canada and other selected regions.  In the Phase 2 AD Study (AD201), ELND005 appeared to decrease the emergence and severity of specific NPS, an effect which seemed to correlate with drug exposure for some symptoms. ELND005 also led to a sustained reduction of brain Myo-inositol levels that are thought to play a role in phospho-inositol signaling pathways and synaptic activity.  More information on Study ELND005-AG201 is available at http://www.clinicaltrials.gov/.

About Neuropsychiatric Symptoms and Alzheimer’s Disease
It is currently estimated that approximately 5.4 million Americans and approximately 7.2 million Europeans have AD and these numbers are expected to rise to 16 million by 2050.  AD is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgements, communicate and carry out daily activities.  Approximately 90% of AD patients develop NPS, and up to 60% develop agitation/aggression over the course of their disease.  Agitation/aggression are among the most disruptive NPS in AD and are associated with increased morbidity and caregiver burden.

About ELND005
ELND005 is an orally bioavailable small molecule that is being investigated by Elan for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels.  An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005 to support clinical development, including the recently published Phase 2 study ELND005-AD201 in AD. ELND005 is also being studied as a maintenance treatment of Bipolar Disease in an ongoing study (Study ELND005-BPD201).

About Fast Track Designation
The fast track programs of the FDA are designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs (fast track products). This designation enables more frequent interactions with the FDA during drug development and indicates the NDA may be considered for priority review. In addition, portions of marketing applications for drugs with Fast Track designation can be submitted before a complete application is submitted, known as rolling review.

About Elan
Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

###